Exhibit 1.2

AMENDMENT TO THE LETTER AGREEMENT

This AMENDMENT, dated April 4, 2019, (the "Amendment") is an amendment to the Letter Agreement (the "Agreement"), dated as of March 12, 2019, by and between Knightscope, Inc. (the “Company”) and Maxim Group LLC (together with its owned or controlled subsidiaries, the “Placement Agent”).

WHEREAS, the Company and the Placement Agent shall collectively be referred to as the "Parties";

WHEREAS, the Parties wish to provide for certain amendments to the terms of the Agreement;

NOW, THEREFORE, the Parties hereby amend the Agreement, and agree as follows:

Section 2. Information

2.           Amendment to Information. Section 2(e) of the Agreement shall be deleted and restated as follows:

(e)           The Offering shall be conditioned upon, among other things, the following:

(i)            Satisfactory completion by the Placement Agent of its due diligence investigation and analysis of: (a) the Company’s arrangements with its officers, directors, employees, affiliates, customers and suppliers, (b) the audited financial statements of the Company, and (c) the Company’s projected financial results for the fiscal years ending December 31, 2018 through 2020;

(ii)           The Company continuing to retain Ernst & Young as its accountants (or such other accountants acceptable to the Placement Agent), which will perform the audit of the financial statements and the financial exhibits, if any, to be included in the Private Placement Materials, and will continue to engage accountants of comparable quality (as may be determined by the Company’s Board of Directors or audit committee) for a period of at least three (3) years after the initial Closing;

(iii)          The Company retaining a transfer agent for the Company’s common equity reasonably acceptable to the Placement Agent and continuing to retain a competent transfer agent for a period of three (3) years after the initial Closing;

(iv)          Upon the execution of the engagement letter, the Company at its own expense will conduct background checks, by a background search firm acceptable to the Placement Agent, for the Company’s senior management;

(v)           The Placement Agent shall have completed its due diligence investigation of the Company to the satisfaction of the Placement Agent and its counsel;

(vi)          The Placement Agent shall have received as of each Closing the corporate opinion of legal counsel to the Company dated as of each Closing, addressed to the Placement Agent in form and substance reasonably satisfactory to the Placement Agent and agreed to by the Company and its counsel;

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(vii)         On each Closing Date, Placement Agent shall have received a certificate of the chief executive officer of the Company, dated, as applicable, as of the date of such Closing, to the effect that, as of the date of this Agreement and as of the applicable date, the representations and warranties of the Company contained herein and in the share purchase agreement by and among the Company and the purchasers were and are accurate in all material respects, except for such changes as are contemplated by this Agreement and except as to representations and warranties that were expressly limited to a state of facts existing at a time prior to the applicable Closing, and that, as of the applicable date, the obligations to be performed by the Company hereunder on or prior thereto have been fully performed in all material respects; and

(viii)        On each Closing, Placement Agent shall have received a certificate of the Secretary of the Company, dated, as applicable, as of the date of such Closing, certifying to the organizational documents, good standing in the state of incorporation of the Company and each subsidiary and board resolutions relating to the offering of shares from the Company.

Section 11. Representations and Warranties

11.         Amendment to Representations and Warranties. Section 11 of the Agreement shall be deleted and restated as follows:

11.           Representations and Warranties. The Company and the Placement Agent each respectively represent and warrant that (a) has full right, power and authority to enter into this Agreement and to perform all of its obligations hereunder; (b) this Agreement has been duly authorized and executed and constitutes a legal, valid and binding agreement of such party enforceable in accordance with its terms; (c) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby does not conflict with or result in a breach of (i) such party’s certificate of incorporation or by-laws or (ii) any other agreement to which such party is a party of by which any of its property or assets is bound and (d) the Placement Agent shall be fully authorized to rely upon the Company’s representations made in connection with the share purchase agreement by and among the Company and the purchasers.

Section 17. Press Announcements

11.         Amendment to Press Announcements. Section 17 of the Agreement shall be deleted and restated as follows:

17.           Press Announcements. (a) The Company agrees that the Placement Agent shall have the right to reference the Offering and the Placement Agent’s role in connection therewith in the Placement Agent’s non-public marketing materials and after at least $25 million worth of Series S Preferred Stock has been sold pursuant to the Offering, the Placement Agent shall have the right to reference the Offering on its website and to place advertisements in financial and other newspapers and journals, in case at its own expense, and in each case subject to the reasonable approval of the Company to such release and (b) the Company agrees that, while the Offering is ongoing, unless approved by the Placement Agent in advance, the Company will not make any public announcement or issue any press release concerning the Offering.

(Signature Pages Follow)

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Letter Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Very truly yours,

Maxim GROUP LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller
Title: Executive Managing Director, IB

Address for notice:
405 Lexington Avenue
New York, NY 10174
Attention: James Siegel, General Counsel
Email: jsiegel@maximgrp.com

Accepted and Agreed to as of

the date first written above:

KNIGHTSCOPE, INC.

By:	/s/ William Santana Li
Name: William Santana le
Title: Chairman and CEO

Address for notice:

Knightscope, Inc.

1070 Terra Bella Avenue

Mountain View, CA 94043

Attention: CEO

Email: wsl@knightscope.com

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